

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

January 23, 2003

03003678

SUPPL

03 FEB -6 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
        File Number: 82 - 4014

To update your records in this regard, please find enclosed a copy of the Insider Report of Chris A. Bennett dated January 23, 2003.

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosures

St. Jude Resources Ltd.
SBC Exemption - Rule 12g3-2(b)
File No. 82-4014

FORM 55-102F6
INSIDER REPORT

(See Instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ST. JUDE RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED: 07 Jan 2003

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES / NO [✓]

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: ___

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BENNETT
GIVEN NAMES: Chris
STREET: 40 Ventura Way   APT.
CITY: Thornhill
PROV.: Ontario   POSTAL CODE: L4J 7T4

BUSINESS TELEPHONE NUMBER: 416 - 633 - 9400
BUSINESS FAX NUMBER: 416 - 633 - 2695

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES / NO [✓]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [✓] ALBERTA
- [✓] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [✓] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESCRIPTION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	I/D	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OR REGISTERED OWNERSHIP CONTROL OR DIRECTION	(F) IDENTITY OF REGISTERED HOLDER IF OTHER THAN INSIDER OR IF INDIRECT OWNERSHIP CONTROL OR DIRECTION EXERCISED
Options	75,000	18 Jan 2003	51		37,500	$0.21		37,500	I	
Warrants	48,000	16 Jan 2003	54	48,000		$0.28		0	I	
Class "A" Common	59,617	16 Jan 2003	51	37,500		$0.21		97,117	I	
	97,117	16 Jan 2003	54	48,000		$0.28		145,117	I	

BOX 6. REMARKS

Options exercisable at $0.21 per share until February 12, 2007. Two year Warrants exercisable at $0.28 per share until May 28, 2004.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): CHRIS BENNETT

DATE OF THIS REPORT: 23 Jan 2003

ATTACHMENT: YES / NO [✓]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ENGLISH [✓] / FRENCH

KEEP A COPY FOR YOUR FILE

BCIC 51-102F6   Rev. 1011/8/13   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1   Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2   Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself   1

Subsidiary of the reporting issuer   2

Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up   3

Director of a reporting issuer   4

Senior officer of a reporting issuer   5

Director or senior officer of a security holder referred to in 3   6

Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6   7

Deemed insider – 6 months before becoming an insider   8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3   Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4   Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5   Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:
(A)   designation of class of securities held
(D)   present balance of class of securities held
(E)   nature of ownership (see List of Codes)
(F)   identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):
(A)   Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
(B)   Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
(C)   Indicate for each transaction:
  • the date of the transaction (not the settlement date)
  • the nature of the transaction (see List of Codes)
  • the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
  • the unit price paid or received on the day of the transaction, excluding the commission
  • if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C)   Nature of transaction
General

Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48

Issuer Derivatives

Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58

Third Party Derivatives

Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73

Miscellaneous

Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identity the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
            (800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
            (800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.
** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-886-528-7741).

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ST. JUDE RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER

4

DATE OF LAST REPORT FILED — DAY / MONTH / YEAR
07 Jan 2003

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER — DAY / MONTH / YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☑

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BENNETT

GIVEN NAMES: Chris

NO. STREET: 40 Ventura Way   APT.

CITY: Thornhill

PROV.: Ontario   POSTAL CODE: L4J 7T4

BUSINESS TELEPHONE NUMBER: 416 – 633 – 9400

BUSINESS FAX NUMBER: 416 – 633 – 2695

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☑

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☑ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS					(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE $US			
Options	75,000	16 Jan 2003	51		37,500	$0.21	37,500	1	
Warrants	48,000	16 Jan 2003	54		48,000	$0.28	0	1	
Class "A" Common	59,617	16 Jan 2003	51	37,500		$0.21	97,117	1	
"	97,117	16 Jan 2003	54	48,000		$0.28	145,117	1	

BOX 6. REMARKS

Options exercisable at $0.21 per share until February 12, 2007. Two-year Warrants exercisable at $0.28 per share until May 28, 2004.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): CHRIS BENNETT

SIGNATURE:

DATE OF THE REPORT — DAY / MONTH / YEAR: 23 Jan 2003

ATTACHMENT: YES ☐ NO ☑



ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

January 27, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: **U.S. Secondary Trading: Exemption under Rule 12g3-2(b)**
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #132 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosures



St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

NEWS RELEASE

" MORE GOLD INTERSECTED AT SUBRISO, DRILLING CONTINUES "

Vancouver, January 27, 2003, St. Jude Resources Ltd. (SJD: TSX.V) is pleased to announce additional significant drill intersections from its South Benso concession in Ghana, West, Africa. This extensive and ongoing gold exploration program is a joint venture project with Fairstar Explorations Inc. (FFR: TSX). The results set out below from Subriso East are step out holes up dip from previous drilling. Subriso East is approximately 2 km from Subriso Central, where the company recently announced several high-grade intersections including **12 meters of 78 g/t Au**.

Hole #	Dip	Azimuth	Coordinates		From -To	Interval	Grade
	Degrees (-)		North (m)	East (m)	(m)	Width (m)	g/t Au
SJB-113	45	90	1304	604	9 - 19	10	5.93
SJB-114	45	90	1331	597	10 - 21	11	17.31
SJB-115	45	90	1356	599	0 - 15	15	5.00
SJB-116	45	90	1381	597	5 - 13	8	11.90
SJD-117	45	90	1403	592	5 - 15	10	6.35

The company continues to be encouraged by the consistent grades and widths of the gold intersections, which have been encountered at the Subriso deposits. The Subriso deposits are within altered mafic volcanics, where gold is found together with the disseminated sulphides. The mineralization is in the form of fine free gold. The mineralized zones are not in quartz veins, although, occasional quartz stringers are present.

The above results are from Subriso East "Hill B", which is only one hill in a range of hills trending NE. Previous drilling on Hill C and Hill D has given encouraging results and will be the target of some of the upcoming drilling. The rig will resume drilling at South Benso this week and will be focusing on the Subriso deposits. A second rig has been requisitioned, and when available, will begin drilling on the adjoining Hwini-Butre concession.

It should be noted that the initial resource estimate published on the company's Hwini-Butre project does not in any way include drill results from the company's South Benso-Subriso deposits. The company is planning to commission an initial resource estimate from the South Benso Subriso area once this phase of drilling has been completed.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1-604-940-6565
Fax: +1-604-940-6566

Or visit the company's website at:
www.stjudegold.com



2003-01-27/132

South Benso Concession

SUBRISO DEPOSITS

Resource Pending

Subriso East

Subriso Central

Subriso West

Benso

Rail Road

Hwini-Butre Concession

☆ Deposits

✗ Prospects

– – – Gold Trend

SOUTHERN DEPOSITS

936,000 oz Au
Indicated = 562,000
Inferred = 374,000

Main Road

Adehkrom

Father Brown

Debokyun

N

SUBRISO EAST

HILL B

OLD EUROPEAN SHAFT

HILL C

HILL D

SUBRISO CENTRAL

SUBRISO WEST

LEGEND

◆ European Works

Geochem Anomaly >200ppb

Galamsey Workings

N

St Jude Resources Ltd.
South Benso Concession - Subriso Deposits
Ghana, West Africa
September 2002